UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 6

Under the Securities Exchange Act of 1934

Höegh LNG Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y3262R 100
(CUSIP Number)

Höegh LNG Holdings Ltd.

Canon’s Court

22 Victoria Street

Hamilton, HM 12, Bermuda

with a copy to:

Sean T. Wheeler

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Telephone: (713) 836-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2022

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D/A

CUSIP NO. Y3262R 100

1	NAME OF REPORTING PERSON Höegh LNG Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,257,498 Common Units*
	8	SHARED VOTING POWER 0 Common Units
	9	SOLE DISPOSITIVE POWER 15,257,498 Common Units*
	10	SHARED DISPOSITIVE POWER 0 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,257,498 Common Units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%**
14	TYPE OF REPORTING PERSON CO

* Includes 13,156,060 common units representing limited partner interests (“Common Units”) that were issued, effective August 16, 2019, upon the one-to-one conversion of all the issued and outstanding subordinated units representing limited partner interests (“Subordinated Units”) upon the expiration of the subordination period as defined and set forth in the Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP (the “Partnership” or the “Issuer”). Höegh LNG Holdings Ltd. (“Höegh LNG,” or the “Reporting Person”) is also the indirect beneficial owner of the non-economic general partner interest in the Partnership.

** Calculation of percentage based on a total of 33,373,002 Common Units issued and outstanding as of December 31, 2021.

Explanatory Note

The Reporting Person, a Bermuda exempt company limited by shares, is hereby filing this Amendment No. 6 to Schedule 13D (this “Amendment”) to report the pledge of 15,257,498 Common Units pursuant to a Pledge Agreement, dated March 22, 2022 (the “Pledge Agreement”), between the Reporting Person, as pledgor, and Nordic Trustee AS (“Nordic Trustee”), as bond trustee, assignee and secured party, in connection with (i) the bond agreement, dated January 30, 2017 (as amended or amended and restated from time to time, the “HLNG03 Bond Agreement”), between the Reporting Person, as borrower, and Nordic Trustee, as bond trustee; and (ii) the bond agreement, dated January 28, 2020 (as amended or amended and restated from time to time, the “HLNG04 Bond Agreement” and, together with the HLNG03 Bond Agreement, the “Bond Agreements”), between the Reporting Person, as borrower, and Nordic Trustee, as bond trustee.

The aggregate number of Common Units deemed to be beneficially owned by Höegh LNG has not changed from the Schedule 13D/A filed by the Reporting Person with the U.S. Securities and Exchange Commission (the “Commission”) on December 6, 2021 (“Amendment No. 5”). Consistent with prior practice, this Amendment amends and restates Amendment No. 5 in its entirety.

Item 1. Security and Issuer

This Amendment is being filed with respect to the Common Units. The Partnership has its principal executive offices at Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

Item 2. Identity and Background

a)	This Amendment is being filed by Höegh LNG Holdings Ltd., a Bermuda exempt company limited by shares.

b)	The principal business address of the Reporting Person is Canon’s Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

c)	The principal business of the Reporting Person is to provide floating liquefied natural gas (“LNG”) services under long-term contracts. Höegh LNG owns and operates floating storage and regasification units that act as floating LNG import terminals and LNG carriers that transport LNG to its markets. Höegh LNG owns 100% of Höegh LNG GP LLC, a Marshall Islands limited liability company and the general partner of the Issuer (the "General Partner"). The name, business address, present principal occupation and citizenship of each director and executive officer of Höegh LNG (the “Covered Individuals”) are set forth on Exhibit A to this Amendment, which is incorporated herein by reference. Unless otherwise indicated, the present principal occupation of each person is with Höegh LNG.

d)	In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Covered Individual has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Covered Individual has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)	Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

Issuance of Units at IPO

In connection with the formation of the Partnership on April 28, 2014, Höegh LNG made a contribution to the capital of the Partnership of $1,000 and was admitted as the initial limited partner and the General Partner was admitted as the general partner of the Partnership. Prior to the initial public offering of the Partnership (the “IPO”), a wholly-owned subsidiary of Höegh LNG assigned or transferred capital stock and other equity interests in certain of Höegh LNG’s wholly and partially owned subsidiaries that had interests in the Neptune, the Cape Ann and the PGN FSRU Lampung to a wholly-owned subsidiary of the Partnership as capital contributions. In connection with the IPO and pursuant to the First Amended and Restated Agreement of Limited Partnership of the Partnership, dated August 12, 2014, the Partnership redeemed Höegh LNG’s initial limited partner interest and issued to Höegh LNG (A) 2,116,060 Common Units, representing a 8.0% limited partner interest in the Partnership and (B) 13,156,060 Subordinated Units, representing a 50.0% limited partner interest in the Partnership. On August 12, 2014, the Partnership sold 11,040,000 Common Units (including 1,440,000 Common Units sold pursuant to the exercise in full by the underwriters of their option to purchase additional Common Units) in the IPO pursuant to an underwriting agreement dated August 7, 2014 among the Partnership, Höegh LNG, the General Partner and Höegh LNG Partners Operating LLC and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, as representatives of the several underwriters named therein. The Common Units were registered under the Exchange Act on August 4, 2014.

In connection with the IPO, certain Covered Individuals acquired with personal funds, beneficial ownership of Common Units through the Partnership’s directed unit program at the initial public offering price of $20.00 per unit.

Conversion of Subordinated Units

The Partnership’s Second Amended and Restated Agreement of Limited Partnership, dated October 5, 2017 (the “Partnership Agreement”), provided that the Subordinated Units owned by Höegh LNG would convert into Common Units two business days after the Partnership met certain financial tests set forth in the Partnership Agreement. These financial tests required the Partnership to have earned and paid a minimum quarterly distribution on all of the outstanding units for three consecutive, non-overlapping four-quarter periods. On August 14, 2019, the Partnership paid the final distribution required to satisfy the financial tests. On August 16, 2019, all 13,156,060 Subordinated Units converted into Common Units on a one-for-one basis for no additional consideration, and Höegh LNG became the beneficial owner of 13,156,060 additional Common Units.

Phantom Unit Program

Additionally, the Reporting Person has granted, for no consideration, an aggregate of 14,622 Common Units from the Reporting Person to certain of its employees (including certain Covered Individuals) pursuant to the Reporting Person’s previously announced phantom unit award program.

Amalgamation

On March 8, 2021, the Reporting Person announced a recommended offer by Leif Höegh & Co. Ltd. (“LHC”) and funds managed by Morgan Stanley Infrastructure Partners, through a 50/50 joint venture, Larus Holding Limited (“Larus”), to acquire the remaining issued and outstanding shares of the Reporting Person not then owned by LHC or its affiliates (the “Amalgamation”). The Amalgamation closed on May 4, 2021, after which time the Reporting Person became wholly owned by Larus.

Item 4. Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Person acquired the Common Units (and made the original acquisition of the Subordinated Units) for investment purposes and in order to effect the IPO. The Reporting Person at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units that it owns depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Under the Limited Liability Company Agreement of the General Partner, dated April 14, 2014 (the “General Partner LLC Agreement”), the Reporting Person has the right to designate the individuals that serve on the board of directors of the General Partner. The General Partner, in turn, has the right to appoint three of the seven directors of the Partnership. Through the right to appoint the board of directors of the General Partner, the Reporting Person has the ability to influence the management, policies and control of the Partnership with the aim of increasing the value of the Partnership, and thus of the Reporting Person’s investment.

Non-Binding Offer Letter

On December 4, 2021, the Reporting Person delivered a non-binding offer (the “Offer Letter”) to the board of directors of the Issuer (the “Board”) to acquire each issued and outstanding Common Unit that is not already owned by the Reporting Person in exchange for cash. The Offer Letter is subject to the terms and conditions described therein.

There can be no assurance that any discussions that may occur between the Reporting Person and the Issuer with respect to the offer contained in the Offer Letter will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction is subject to a number of contingencies that are beyond the control of the Reporting Person, including the satisfactory completion of due diligence, the approval of the Conflicts Committee of the Board, the approval of the Board, the approval by holders of a majority of the outstanding Common Units of the Issuer, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

The Reporting Person may negotiate with, or make additional offers to, the Board from time to time. Except as may be required by law, the Reporting Person does not intend to disclose developments with respect to the foregoing unless and until the Issuer and the Reporting Person have entered into a definitive agreement to effect such transaction.

The foregoing description of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer Letter, which is filed as Exhibit E hereto and is incorporated by reference in its entirety into Item 4.

Except as disclosed herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) - (b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Person (on the basis of a total of 33,373,002 Common Units issued and outstanding as of December 31, 2021) are as follows:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Höegh LNG Holdings Ltd.	15,257,498	45.7%	15,257,498	0	15,257,498	0

(1) Each of Larus, LHC and Floating Infrastructure LP disclaims beneficial ownership of the 15,257,498 Common Units held by the Reporting Person except to the extent of its respective pecuniary interest therein.

In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Morten W. Høegh	441,037	1.3	%**
Leif O. Høegh	441,037	1.3	%**
Martine Vice Holter	7,500	*
Leif Höegh & Co. Ltd.	441,037	1.3%

* Less than 1% of the class beneficially owned.

** Morten W. Høegh and Leif O. Høegh may be deemed to have shared beneficial ownership of 441,037 Common Units through indirect ownership interests in Leif Höegh & Co. Ltd.

(c) Except as described herein, neither the Reporting Person nor, to the Reporting Person’s knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover page of this Amendment and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 2 and 3 above is incorporated herein by reference.

Partnership Agreement

General Partner’s Right to Appoint Directors

The Board consists of seven members, three of which are appointed by the General Partner (“Appointed Directors”) and four of which are elected by holders of the Common Units (“Elected Directors”). Appointed Directors serve as directors for terms determined by General Partner. Elected Directors are divided into four classes serving staggered four-year terms.

Voting Restrictions

The Partnership Agreement provides that, if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and are not considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the Board), determining the presence of a quorum or for other similar purposes, unless required by law. The General Partner, its affiliates (including Höegh LNG) and persons who acquire Common Units with the prior approval of the Board are not subject to the 4.9% limitation except with respect to voting their Common Units in the election of the Elected Directors.

Registration Rights

Under the Partnership Agreement, the Partnership agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units or other partnership interests proposed to be sold by the General Partner or any of its affiliates (including Höegh LNG) or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of the General Partner as the general partner of the Partnership. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Limited Call Right

Under the Partnership Agreement, if, at any time, the General Partner and its affiliates own more than 80% of the Common Units then outstanding, the General Partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the General Partner or any of its affiliates for Common Units during the 90-day period preceding the date such notice is first mailed.

General Partner LLC Agreement

Under the General Partner LLC Agreement, the Reporting Person has the right to designate the individuals that serve on the board of directors of the General Partner.

To the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement as set forth in this Amendment are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 1.2 to the Partnership’s Annual Report on Form 20-F, filed with the Commission on April 9, 2021, which is incorporated by reference herein in its entirety. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Amendment are qualified in their entirety by reference to the General Partner LLC Agreement filed as Exhibit 3.4 to the Partnership’s Registration Statement on Form F-1, filed with the Commission on July 3, 2014 (File No. 333-197228), which is incorporated by reference herein in its entirety.

Bond Agreements

Pursuant to the HLNG03 Bond Agreement and HLNG04 Bond Agreement, the Reporting Person previously issued NOK 1,500,000,000 and NOK 1,300,000,000, respectively.

Each of the Bond Agreements provides that a Special Put Option (as separately defined in each Bond Agreement) will exist if a Credit Event (as separately defined in each Bond Agreement) does not occur by April 1, 2022. The Reporting Person’s entry into the Pledge Agreement constitutes a Credit Event and avoids the Special Put Options. Pursuant to the Pledge Agreement, the Reporting Person pledged as security 15,257,498 Common Units and all Distributions (as defined in the Pledge Agreement) and certain proceeds or products of the foregoing (collectively, the “Pledged Collateral”) to secure the payment and performance of all the Secured Obligations (as defined under the Pledge Agreement.

Pursuant to the terms of the Pledge Agreement, upon the occurrence and during the continuation of an event of default, the Collateral Trustee may exercise certain remedies, including (i) the exercise of any voting, consent, waiver or other approval rights related to the Pledged Collateral; (ii) the receipt of all amounts payable in respect of the Pledged Collateral otherwise payable to the Reporting Person; and (iii) the right to sell, transfer or otherwise dispose of the Pledged Collateral. If the Collateral Trustee determines to exercise its right to sell any or all of the Pledged Collateral of the Reporting Person pursuant to its rights under the Pledge Agreement, then the Reporting Person is obligated to take certain actions to enable to the Collateral Trustee to effect the sale of such Pledged Collateral.

The Pledge Agreement and Bond Agreements contains conditions, representations and warranties, covenants, events of default and other provisions customary for such agreements.

In connection with the Pledge Agreement, the Issuer entered into an Issuer Acknowledgment in favor of the Collateral Agent. Pursuant to the Issuer Acknowledgment, the Issuer has agreed to comply with instructions of Nordic Trustee as the collateral agent with respect to the Securities Collateral.

The Pledge Agreement, the HLNG03 Bond Agreement and the HLNG04 Bond Agreement are attached as Exhibits F, G and H, respectively, and are incorporated herein by reference. References to, and descriptions of, the Pledge Agreement and Bond Agreements are qualified in their entirety by reference to such agreements.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Directors and Executive Officers of Höegh LNG Holdings Ltd.

Exhibit B	Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, dated October 5, 2017 (filed as Exhibit 1.2 to the Partnership’s Annual Report on Form 20-F, filed with the Commission on April 9, 2021 and incorporated by reference herein in its entirety).

Exhibit C	Limited Liability Company Agreement of Höegh LNG GP LLC (filed as Exhibit 3.4 to the Partnership’s Registration Statement on Form F-1, filed with the Commission on July 3, 2014 (File No. 333-197228) and incorporated by reference herein in its entirety).

Exhibit D	Höegh LNG Holdings Ltd. Form Phantom Unit Agreement (filed as Exhibit 4.5 to the Partnership’s Registration Statement on Form S-8, filed with the Commission on June 3, 2016 (File No. 333-211840) and incorporated by reference herein in its entirety).

Exhibit E	Non-Binding Offer Letter, dated December 3, 2021 (filed as Exhibit E to Amendment No. 5 to Schedule 13D filed by Höegh LNG Holdings Ltd., dated December 6, 2021 and incorporated by reference herein in its entirety).

Exhibit F	Pledge Agreement, dated March 22, 2022, between Höegh LNG Holdings Ltd., as pledgor, and Nordic Trustee AS, as collateral agent.

Exhibit G	Bond Agreement, dated January 30, 2017, between Höegh LNG Holdings Ltd., as borrower, and Nordic Trustee AS, as bond trustee (as amended by the amendment agreement dated May 3, 2021).

Exhibit H

Bond Agreement, dated January 28, 2020, between Höegh LNG Holdings Ltd., as borrower, and Nordic Trustee AS, as bond trustee (as amended by the Tap Issue Addendum dated October 8, 2020, the amendment agreement dated May 3, 2021, and the Tap Issue Addendum dated June 11, 2021).

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2022

HÖEGH LNG Holdings Ltd.

/s/ Thor Jørgen Guttormsen
Name:	Thor Jørgen Guttormsen
Title:	President and Chief Executive Officer

EXHIBIT A

Directors and Executive Officers of Höegh LNG Holdings Ltd.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship
Thor Jørgen Guttormsen, President and Chief Executive Officer	President and Chief Executive Officer Höegh LNG AS Drammensveien 134 0277 Oslo, Norway	Norway

Håvard Furu, Chief Financial Officer	Chief Financial Officer Höegh LNG AS Drammensveien 134 0277 Oslo, Norway	Norway

Morten W. Høegh, Chairman	5 Young Street London W8 5EH United Kingdom	Norway

Johan Pfeiffer, Deputy Chairman	Managing Director and Operating Partner Morgan Stanley Infrastructure Partners 1585 Broadway, 37th Floor New York, NY 10036, USA	Switzerland Sweden

Leif O. Høegh, Director	Drammensveien 134 0277 Oslo, Norway	Norway

Alberto Donzelli, Director	Managing Director Morgan Stanley Infrastructure Partners 25 Cabot Square, Canary Wharf London E14 4QA, United Kingdom	Italy

Martine Vice Holter, Director	Chief Executive Officer & Partner Höegh Capital Partners 5 Young Street London W8 5EH United Kingdom	United Kingdom and Canada

John Kwaak, Director	Executive Director Morgan Stanley Infrastructure Partners 1585 Broadway, 37th Floor New York, NY 10036, USA	Korea

M. Tonesan Amissah, Director	Managing Director Appleby Global Services Canon’s Court 22 Victoria Street Hamilton, HM 12, Bermuda	United Kingdom